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SEC FILE NUMBER
8-52306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Norfolk Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1140 6th ave 9th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Rotolo	212-257-6750	trotolo@norfolkmkts.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Rotolo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Norfolk Markets, LLC, as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THERESA SODANO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SO6149069
Qualified in Nassau County
My Commission Expires 08-25-2026

Theresa Sodano

Notary Public

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Norfolk Markets, LLC

Audit of Financial Statements
and Supplementary Information

For the Year Ended September 30, 2022

Report Pursuant to Rule 17a-5 (d)

Contents

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Norfolk Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC (the "Company") as of September 30, 2022, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
December 15, 2022

Statement of Financial Condition
September 30, 2022

ASSETS		
Cash	$	15,197
Security deposits		2,650
Right of Use Asset		11,925
Prepaid expenses and other assets		5,316
TOTAL ASSETS	$	35,088
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	-
Capital Lease Liability		11,925
TOTAL LIABILITIES		11,925
Commitments and Contingencies		
MEMBERS' EQUITY		23,163
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	35,088

The accompanying notes are an integral part of these financial statements.

Statement of Operations
For the Year Ended September 30, 2022

REVENUES:		
Commission income	$	3,109
Investment banking fees		29,500
Total revenues		32,609
OPERATING EXPENSES:		
Professional fees		73,538
Salary and other compensation expenses		54,018
Data service expense		4,518
Rent expense		15,334
Insurance expense		70,218
Dues and subscriptions		3,228
Regulatory fees		11,351
State and local taxes		175
Office and other		7,472
Total operating expenses		239,852
NET LOSS	$	(207,243)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Members' Equity
For the Year Ended September 30, 2022

MEMBERS' EQUITY, October 1, 2021	$	62,906
Net loss		(207,243)
Contributions		167,500
MEMBERS' EQUITY, September 30, 2022	$	23,163

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended September 30, 2022

OPERATING ACTIVITIES:		
Net loss	$	(207,243)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in fees receivable		13,842
Decrease in security deposits		6,850
Increase in prepaid expenses and other assets		(2,506)
Decrease in accounts payable and accrued expenses		(5,137)
Net cash used in operating activities		(194,194)
FINANCING ACTIVITIES:		
Contributions		167,500
Net cash provided by financing activities		167,500
INVESTING ACTIVITIES:		
		-
Net cash used in investing activities		-
NET DECREASE IN CASH		(26,694)
CASH AT OCTOBER 1, 2021		41,891
CASH AT SEPTEMBER 30, 2022	$	15,197
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for taxes	$	-
Cash paid during the year for interest	$	-

Supplemental disclosure of non cash transactions:

The Company recognized a right-of-use asset of $15,900 and right-of-use liability of $15,900.

Notes to Financial Statements
September 30, 2022

1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on May 4, 1999 as a Delaware Limited Liability Company. Its main office is located in New York City. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

The Company's revenue is primarily derived from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in checking and money market accounts held at financial institutions. The Company does not have any cash equivalents as of September 30, 2022.

c) Credit Risk
The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. As of September 30, 2022, the Company's cash balance does not exceed the FDIC insured limits.

d) Revenue Recognition
The Company recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers.

Investment banking income is earned for raising capital in accordance with the terms of customer agreements. These revenues are recorded at the closing date of the underlying transaction, at which point the Company's performance obligations have been satisfied; the transaction price is fixed or reasonably determinable; and collection is relatively assured. Certain investment banking revenue engagements include additional distributive income after the initial closing of the transaction. The Company records these revenues in placement fees on the statement of operations. Since this distribution income is based on the market value of the underlying investment, the income is variable and cannot be determined at the time of closing. The Company's policy is to record this revenue as soon as it can be calculated, which is normally at the end of each quarter, until the contracted period has been reached.

The Company records Commission income and associated Commission expense for referring institutional customers to a broker-dealer on a trade date basis, when the Company's performance obligations have been completed; the transaction price is fixed; and collection is relatively assured.

e) Income Taxes
No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the members' income tax returns. The Company is subject to NYC Unincorporated Business Tax ("UBT") and NYS LLC Tax.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Fees Receivable and Allowance for Doubtful Accounts:
Fees receivable are customer obligations due under agreed upon trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Management has reviewed fees receivable at September 30, 2022 and determined they are fully collectible, thus no reserve has been established.

Notes to Financial Statements
September 30, 2022

3. Concentrations

Two major customers accounted for 100% of total revenues earned for the year ended September 30, 2022. The loss of these customers could have a significant effect on the Company's ability to continue operations. One of the major customers accounted for substantially all of the investment banking fee income for the year.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

4. Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2019. Management has determined there are no material uncertain income tax positions.

5. Commitments and Contingencies

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and may have operating losses in the foreseeable future. At September 30, 2022, the Company's cash balance was $15,197. Management has determined that additional funding will be necessary and remains committed to contributing capital and obtaining capital for the foreseeable future to ensure net capital compliance is maintained. Should additional funding not be available to the Company, the Company may not be able to continue as a going concern. No adjustments to the accompanying financial statements have been recorded as a result of this uncertainty.

6. Lease

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms that are 12 months or greater on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged.

During the year ended September 30, 2022, the Company renewed its operating lease agreement for office space in New York City. The lease agreement called for monthly rent of $1,325 beginning July 2022 and ending one year after commencement. As of July 1, 2022, the Company capitalized a $15,900 right of use asset and capital lease liability. The Company has committed a $2,650 security deposit.

The components of lease cost for the year ended September 30, 2022 are as follows:

Operating lease cost	$15,334

Amounts reported in the Statement of Financial Condition as of September 30, 2022 are as follows:

Operating lease:	
Right-of-use asset	$11,925
Lease liability	$11,925

Other information as of September 31, 2022:
The discount rate used for the lease present value calculation is its incremental borrowing rate ("IBR") of 0% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

Notes to Financial Statements
September 30, 2022

7. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital requirements (“Rule 15c3-1”), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At September 30, 2022, the Company had net capital of $15,197, which is $10,197 in excess of the required net capital of $5,000 The percentage of aggregate indebtedness to net capital is 0% at September 30, 2022.

8. Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events which took place that would have a material impact on its financial statements.

9. COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The FASB has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of generally accepting accounting principles (“GAAP”) recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASU's”).

For the year ending September 30, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission
September 30, 2022

MEMBERS' EQUITY	$	23,163
LESS: NON-ALLOWABLE ASSETS		
Prepaid expenses and other assets		(5,316)
Security deposit		(2,650)
NET CAPITAL	$	15,197
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable and accrued expenses		-
Total Aggregate Indebtedness	$	-
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	5,000
Minimum net capital required	$	-
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	5,000
Excess net capital	$	10,197
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	9,197
Percentage of aggregate indebtedness to net capital		0%

There are no material differences between the preceding computation and the Company's corresponding most recently filed Part IIA of Form X-17A-5 as of September 30, 2022.

Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2022

The Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company is a non-covered firm because it limits its business activities exclusively to referring institutional customers to a broker dealer and from placement fees associated with raising capital. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2022

The Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company is a non-covered firm because it limits its business activities exclusively to referring institutional customers to a broker dealer and from placement fees associated with raising capital. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Norfolk Markets, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Norfolk Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Norfolk Markets, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Norfolk Markets, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the fiscal year ended September 30, 2022. Norfolk Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Norfolk Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
December 15, 2022

NORFOLK
MARKETS

Norfolk Markets, LLC
Exemption Report
For the Year Ended September 30, 2022

Norfolk Markets, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) exclusively to referring institutional customers to a broker dealer; and (2) placement fees associated with raising capital The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Norfolk Markets, LLC

I, Timothy Rotolo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Title: Timothy Rotolo, CEO